David Faiman

Chief Financial Officer

646-507-5711

david.faiman@staffing360solutions.com

March 15, 2017

Via EDGAR and regular mail

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20549

Attn: Larry Spirgel, Assistant Director, AD Office 11

RE:Staffing 360 Solutions, Inc.

File No. 001-37575

Dear Mr. Spirgel:

This is to respond to your letter dated March 6, 2017 directed to Staffing 360 Solutions, Inc. (the “Company”). I hereby confirm, on behalf of the Company, that in future filings the Company will provide more specific information on the nature, amount and maturities of its obligations, including its debt obligations (including interest payments), seller notes, earn-out provisions and stock value guarantees from our acquisitions, and legal judgments. The Company will also include a discussion of how and why it has restructured and/or modified these obligations since they were incurred.

We have discussed the nature of the Commission’s comment request and its forward-looking nature with Charles Eastman, who is named therein, and believe this letter is responsive. Please let us know if you have further questions or would like further information. Thank you.

Sincerely,

/s/ David Faiman

David Faiman

Chief Financial Officer

Staffing 360 Solutions, Inc.

641 Lexington Avenue, 27th Floor, New York, NY 10022

646.507.5710    www.staffing360solutions.com

NASDAQ: STAF